DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

December 13, 2006

SUPER MICRO COMPUTER, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF

PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.
Registration Statement on Form S-1
Filed November 2, 2006
Registration No. 333-138370

Dear Ms. Jacobs:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed November 2, 2006, Registration No. 333-138370) (the “Registration Statement”), as set forth in your letter to Mr. Charles Liang dated November 30, 2006. We are filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated November 30, 2006 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the pages of Amendment No. 1 that have been revised in response to the comment.

General

Registration Statement on Form S-l

1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

December 13, 2006

Page Two

Response: The Staff’s comment is acknowledged and understood.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Examples of omitted information you must provide include the number of shares to be offered and the number of shares to be sold by selling stockholders on the cover. Any preliminary prospectus should fill in all blanks throughout the registration statement except for the specific information that Rule 430A allows you to omit, and should be part of a pre-effective amendment. Please see Section II.A.7 of Release No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Company confirms that it has not circulated copies of the registration statement and that any preliminary prospectus that is circulated to potential purchasers will include all information, including an estimated price range and maximum number of shares, except information that may be excluded in reliance upon Rule 430A.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: The Company acknowledges the Staff’s comment. The Company will provide the graphical material to the Staff supplementally.

Table of Contents

4.	We note your disclaimer regarding the industry data used in your prospectus. You include industry data attributed to International Data Corporation, for example, to inform investors concerning your industry, business and potential market, and this information is to be used by potential purchasers in making investment decisions. Market data included in your registration statement are those of Super Micro and must be based on reasonable and sound assumptions. Your disclaimer, however, states that you do not guarantee or have not independently verified the information. Please revise the text so that you do not suggest that you lack a reasonable belief as to the accuracy and completeness of the market data, or that suggest you are not republishing this information as your own. We note a similar disclaimer on page 24.

December 13, 2006

Page Three

Response: The reference to third party data has been revised on the Table of Contents and on page 25 of Amendment No. 1 in response to the Staff’s comment.

Prospectus Summary, page 1

5.	Throughout your disclosure, you state that you sell application-optimized, high-performance server solutions based on “open-standard x86 architecture.” Please briefly elaborate here in understandable terms on what you mean by application-optimized servers and how such servers differ from other servers as well as your use of the term “open-standard x86 architecture.” We do note your disclosure in the fifth paragraph of your summary and on page 47.

Response: The Prospectus Summary has been revised in response to the Staff’s comment.

6.	We note your use of the term “vertical markets.” Please explain what you mean by vertical markets and why such markets would specifically benefit from your solutions. We note your reference to certain industries and how such industries may benefit from your solutions. Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor such as “blade server.” Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: The Prospectus Summary has been revised in response to the Staff’s comment.

7.	On page 2, you state that you offer server systems that have twice the density of conventional solutions. Please expand to explain the concept “density” and the significance of density to your customers. Provide us with support for your statement as to this technologically superior aspect of your product. Also indicate the portion of your product sales that is attributable to servers with densities that are twice that of your competitors.

Response: The Prospectus Summary has been revised in response to the Staff’s comment. In addition, please see “The Super Micro Solution – High Density Servers” under the Business Section (page 53 of Amendment No. 1) for a more detailed description of the Company’s high density servers. In support of this technologically superior aspect of its product, the Company will provide the Staff under separate cover with a copy of the following third-party report:

December 13, 2006

Page Four

High-powered 1U servers make the grade – four slim but mighty systems offer redundancy, high capacity, December 12, 2005, InfoWorld

In addition, the table below highlights areas in which the Company’s systems offer higher density as compared to similar systems offered by the Company’s competitors. Each of these systems are comparable in that they utilize the same processor (Dual Xeon), offer similar types of storage and have similar sized power supplies. In addition, all have the same rack height size (1U racks). As noted, the Company’s 6015-8T+ offers twice the memory and twice the hot swap drives than the competitive product. The Company’s 6015X offers twice the number of expansion slots than offered by the competitive product.

Brand	Super Micro	Super Micro	HP	IBM	Dell
Model	6015B-8T+	6015X	Proliant DL360 G5	X3550	Poweredge 1950

Memory (GB)	64	32	32	32	32

Expansion Slots	2	4 + 1	2	2	2

Hot Swap Drives	4	3	1	2	2

Supplementally, the Company advises the Staff that for fiscal 2006 and the first quarter of fiscal 2007, sales of high density servers represented approximately 24% and 29% of the Company’s server sales, respectively.

8.	Also on page 2, you refer to a “time-to-market advantage.” Describe the nature of this advantage in quantitative and qualitative terms. Clarify whether this advantage has been demonstrated consistently with respect to all of your competitors and in your response letter provide us with details concerning the nature and extent of the advantage you reference.

December 13, 2006

Page Five

Response: The Prospectus Summary has been revised in response to the Staff’s comment. Copies of third-party reports which detail the Company’s advantage of being the first to market are being sent to the Staff supplementally. None of these reports were prepared specifically for the Company or for inclusion in the Registration Statement.

9.	You state that you will reincorporate in Delaware prior to the completion of the offering. Please reconcile this statement with your Delaware certificate of incorporation filed as an exhibit to this registration statement. Please provide us the California charter and bylaws for your predecessor corporation for our review.

Response: The Company acknowledges the Staff’s comments. The Company expects that the reincorporation will be completed prior to the circulation of the preliminary prospectus. The Company will supplementally provide to the Staff the Articles of Incorporation and Bylaws for the predecessor California corporation.

10.	The information at the final bullet on page 4 indicates that you will effectuate a stock split prior to the completion of the offering and further indicates that some of the information in the prospectus will be presented on a pre-split basis but that other information will be presented on a post-split basis. Because your filing omits share information and data dependent upon share information, it is not clear which information you intend to present on a pre-split basis and which information you intend to present on a post-split basis. In your response letter, please explain this in specific detail. It appears that share amounts and all data computed based upon share amounts should be presented on a consistent basis throughout the filing. The share information should be that of the structure in which investors in the offering will participate (i.e., post-split).

Response: The Company acknowledges the Staff’s comment. All share information currently presented in the Prospectus is presented on a pre-split basis. Upon determination of the split to be adopted, it is anticipated that all share information will be presented on a consistent post-split basis.

Risk Factors

Our recent significant growth makes it difficult to evaluate our current business..., page 6

11.	Please address here and elsewhere, such as in your prospectus summary and management’s discussion and analysis, how your focus on the market for application- optimized server systems and components constitutes a new business in light of the fact that you have been operating since 1993. We note your disclosure

December 13, 2006

Page Six

that you have been profitable since inception and that you have grown substantially in recent periods. Please address the business conditions and corporate events that have resulted in the substantial revenue growth recently experienced.

Response: The Prospectus Summary, management’s discussion and analysis and the risk factor in question (page 6 of Amendment No. 1) have been revised in response to the Staff’s comment.

If the demand for application optimized server solutions does not continue to develop..., page 7

12.	Similar to the foregoing comment, please elaborate on why the market for application- optimized server solutions is new and has only a short history. The market in which we participate is highly competitive..., page 8

Response: The risk factor on page 7 of Amendment No. 1 has been revised in response to the Staff’s comment.

The market in which we participate is highly competitive…, page 8

13.	Here or in a prior location such as the summary, as appropriate, please elaborate on what specialized server and original design manufacturers are and how they differ from your business.

Response: The risk factor on page 8 of Amendment No. 1 has been revised in response to the Staff’s comment.

We must work closely with our suppliers..., page 9

14.	You mention Intel and AMD whose components appear to be critical to your server products. Clarify the nature of the critical components relied upon. For example, if you rely on these suppliers for microprocessors and this reliance is the source of the risk you are identifying, state this clearly. Please advise whether you have any agreements with Intel or AMD. If so, provide your analysis supporting your apparent belief that such an agreement is not required to be filed as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In particular, as applicable, please analyze whether you are substantially dependant upon any such agreement.

Response: This risk factor on pages 9 and 10 of Amendment No. 1 has been revised in response to the Staff’s comment. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

December 13, 2006

Page Seven

We principally rely on indirect sales channels..., page 10

15.	Please disclose the percentage of your revenue derived from distributors and resellers as opposed to direct sales. Please also advise whether any distributor or reseller contributes significantly to your revenue. We note your disclosure on page 9 that no one customer represented 10 percent or more of your revenue for fiscal year 2005 or 2006.

Response: The risk factor on pages 10 and 11 of Amendment No. 1 has been revised in response to the Staff’s comment. The Company supplementally advises the Staff that no distributor or reseller contributes significantly to revenue. As referenced, no one customer, including any distributor or reseller, represented 10 percent or more of revenues in fiscal 2005 or 2006, or the three months ended September 30, 2006.

We may be unable to accurately predict future sales through our distributors..., page 11

16.	Please elaborate on the “sell-in” model you reference. What are the legal rights and responsibilities of Super Micro and the other contracting party in such an arrangement. It appears that a brief overview of the distribution method may be useful in the summary. A materially complete explanation of the rights and obligations of the respective parties should be in the body of the prospectus, and in the risk factors and other portions of the forepart, this information should be concise.

Response: The Prospectus Summary (page 1 of Amendment No. 1) and risk factor (page 11 of Amendment No. 1) have been revised in response to the Staff’s comment. However, the Company respectfully suggests that it does not believe that there are any unusual aspects to the Company’s distribution arrangements that require additional disclosure in the body of the prospectus. “Sell in” refers only to the revenue recognition policy, not to the distribution method itself, and is discussed in more detail under the Company’s Critical Accounting Policies on pages 33 and 34 of Amendment No. 1. The Company believes that its distribution agreements, including the respective rights and responsibilities of the Company and its distributors, generally follow customary form and substance as used in the industry.

December 13, 2006

Page Eight

The average selling prices for our existing server solutions have declined..., page 11

17.	Please provide quantitative information concerning price declines experienced with respect to your products from introduction to such products becoming commoditized and obsolete. Both the quantitative decline and the periods of time over which the declines have been experienced in the commercial life cycle of your products should be provided to convey the extent and scope of the risk you highlight to investors.

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] The risk factor on page 12 of Amendment No. 1 has been revised to more clearly describe the risk of ASP declines as it applies to the Company.

We may lose sales or incur unexpected expenses.... page 12

18.	Please concisely explain the return and stock rotation rights afforded to certain customers. Provide a cross-reference to the page of the filing where you discuss these matters in materially complete detail.

Response: The risk factor on page 12 of Amendment No. 1 has been revised in response to the Staff’s comment.

Conflicts of interest may arise between us and Ablecom Technology..., page 14

19.	It appears that any agreement between you and Ablecom regarding the contract design and manufacturing services you purchase from them should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) and (B) of Regulation S-K. As disclosed, you made purchases in fiscal year 2006 for an aggregate amount of approximately $75.7 million constituting 31 percent of your cost of goods sold for that period. Accordingly, it appears that you are substantially dependent on Ablecom’s services. We further note your risk factor on 15 regarding your increasing reliance on Ablecom and your disclosure on page 74 regarding the various agreements with Ablecom. In your response letter provide us with a detailed list of any agreements that you have with Ablecom concerning the offer or sale of goods or services, and tell us the dollar amount of products or services that have been or are contracted to be provided under each of the contracts you identify in your response. In quantitative terms, explain how the prices charged to you by Ablecom compare to the prices it charges its non-affiliated customers.

December 13, 2006

Page Nine

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

20.	With respect to Ablecom, we note disclosure on page F-12 that references a connection between the classification of that company as a variable interest entity and the existence of equity investors that do not provide sufficient financial resources for the entity to support its activities. In your response letter, please clarify for us whether you have concluded that Ablecom lacks sufficient financial resources to support its activities. If so, it appears a risk factor would be warranted that alerts investors to this condition and the resulting risks it poses. Any such risk factor should include quantitative data, to provide investors with concrete information about your business relationship that is needed to put the related risk in an appropriate context. In your response, provide us with a detailed analysis of the nature of any uncertainties that may result from Ablecom’s status as a variable interest entity, and provide your views as to whether those uncertainties pose material risks to investors.

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

We have recently entered into plea and settlement agreements..., page 16

21.	Please disclose whether you are currently in compliance with federal export regulations and whether your new export compliance program is effective in contrast to your prior program which allowed the export violations to occur. Please also advise us whether you continue to do business, directly or indirectly, with Iran, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Describe for us the extent and nature of your past, current and any anticipated contacts with Iran, whether through distributors, subsidiaries or other direct or indirect arrangements. Include a discussion of direct and indirect contacts with the Iranian government and entities controlled by the Iranian government.

Response: The risk factor on page 17 of Amendment No. 1 has been revised in response to the Staff’s comment. The Company supplementarily advises the Staff that the Company does not currently do business relating in any way, directly or indirectly, with Iran, the government of Iran or any person or entity in Iran or owned or controlled by the government of Iran, or any other government identified by the U.S State

December 13, 2006

Page Ten

Department as a state sponsor of terrorism or otherwise subject to U.S. economic sanctions. The transactions that led to the export violations in question occurred prior to 2004 before the Company instituted the compliance program currently in effect. The transactions involved the sale of goods to one distributor in Dubai which in turn shipped the goods to the distributor’s own customers in Iran. The Company has never had any direct or indirect contact with the government of Iran or entities controlled by the government of Iran. The total value of the shipments in question was approximately $431,000, with the number of violations resulting from the fact that each separate shipment in violation of applicable law results in a separate violation.

22.	Discuss the materiality to you of your contacts with Iran and advise us of your view as to whether those contacts constitute a material investment risk for your stockholders. In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Your quantitative analysis should take into account costs associated with the investigations and settlements discussed on page 16, and costs associated with your relevant regulatory compliance programs.

Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. To the extent that you have engaged in, or anticipate engaging in, lawful Iranian contacts, please address the possibility that such contacts may negatively impact your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

December 13, 2006

Page Eleven

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government have received or receive cash, or have acted or act as intermediaries, in connection with your operations.

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Resolution of claims that we have violated..., page 17

23.	Please elaborate on what a “Markman” hearing is and the purpose and effects of such hearing.

Response: The risk factor on page 18 of Amendment No. 1 has been revised in response to the Staff’s comment.

Use of Proceeds, page 25

24.	Please reconcile the $19.2 million outstanding on the existing building loans disclosed here with the $18.6 million amount disclosed on pages 5 and 29.

Response: The Company supplementarily advises the Staff that the $18.6 million (now $18.5 million) includes only the long term portion of the obligation. The $19.2 million (now $19.1 million) includes both the long term and current portion of the obligation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

25.	Please clarify whether your reference to sales to OEMs and end customers constitute direct sales as opposed to sales to distributors and resellers.

Response: The Overview on page 31 of Amendment No. 1 has been revised in response to the Staff’s comment. The Company supplementarily advises the Staff that when the Company refers to “direct” sales, it is referring to sales made by the Company direct to the ultimate end user customer. However, although OEM sales are not sales to the ultimate end user customer, when managing its business, the Company combines direct sales and sales to OEMs as the Company views the characteristics of OEM sales to be closer to direct sales to end user customers than sales to distributors.

December 13, 2006

Page Twelve

26.	Please note that management’s discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. For example, you discuss on page 18 the expected growth in direct sales and we note your disclosure here that sales derived from OEMs and end customers grew from 17 percent to represent 27 percent of your sales. We further note your discussion on page 15 of your planned increased reliance on Ablecom. Please discuss the impact on your results of operations of such direct sales growth and your increased usage and reliance on Ablecom. Please also discuss your recent substantial growth that you have attributed to your shift in focus to application-optimized server systems. Please review and revise your disclosure in light of this requirement. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Item 304(a)(3)(h) of Regulation S-K and Section III.B.3 of Release No. 33-8350 for additional guidance.

Response: The MD&A Section has been revised in response to the Staff’s comments.

Comparison of Fiscal Years Ended June 30, 2005 and 2006, page 36

27.	Please quantify the impact of each identified source for material changes from period to period in your discussion. For example, you have attributed the increase in your net sales between fiscal years 2005 and 2006 to increased unit volumes as well as average selling prices. Discuss the price increase in quantitative terms and state the portion of the increase in revenues attributable to changes in prices and to changes in volumes of products sold. Please see Section III.D of Release No. 33-6835 for additional guidance. Please review your disclosure in light of this comment. We note other instances in which such quantification appears appropriate such as your discussion of sales and marketing expenses and general and administrative expenses.

Response: The MD&A Section has been revised in response to the Staff’s comments.

Liquidity and Capital Resources, page 41

28.	Please update your disclosure with respect to the current status of your revolving line of credit with Far East National Bank. If you have renewed the revolving line of credit, please revise your disclosure to discuss in qualitative and quantitative terms the material covenants you are subject to. Please also provide a similar discussion with respect to the material covenants under the building loans.

December 13, 2006

Page Thirteen

Response: The Company supplementally advises the Staff that the line of credit has expired. The Prospectus has been revised to reflect this and to include a discussion with respect to the material covenants under the building loans.

29.	Please elaborate on your arrangements with financing companies that have committed to pay you for shipments to approved customers. Please quantify the significance of such financing companies to your business and advise us whether any agreements with such companies should be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The MD&A has been revised in response to the Staff’s comment by including a cross reference to the applicable Note to the Company’s financial statements. The Company works with several financing companies with respect to these arrangements and none have fixed commitments. Accordingly, the Company does not believe that any of the agreements with any of such financing companies are required to be filed pursuant to Item 601 of Regulation S-K.

Business

Industry Background, page 46

30.	With respect to any third-party statements in your prospectus such as the market information by International Data Corporation presented in this section, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross- reference it to the appropriate location in your prospectus. Also, tell us whether the source of each statistic is publicly available without cost or at a nominal expense.

Response: Copies of the applicable reports are being sent to the Staff supplementally. None of these reports or data were prepared specifically for the Company or for inclusion in the Registration Statement. These reports are generally available, but require payment of IDC subscription fees.

Sales, Marketing and Customer Service, page 56

31.	We note that you derived 41.5 percent of your net sales in fiscal year 2006 from sales outside of the United States and your disclosure on page F-23 regarding the countries that comprise a significant share of your revenue. Please advise us of all the countries in which you operate and do business.

December 13, 2006

Page Fourteen

Response: As described in the Prospectus, in addition to its U.S. operations, the Company currently has operations in the Netherlands and Taiwan. The Company supplementally advises the Staff that Exhibit B to this letter sets forth a complete list of countries from which the Company generated revenues during fiscal 2006.

Management, page 62

32.	Please provide your disclosure of management as well as your principal and selling stockholders as of a more recent practicable date. It may be appropriate to provide this information as of a date more recent than the latest balance sheet date in your filing.

Response: The disclosure of management and principal stockholders has been revised in response to the Staff’s comment. The Company confirms that the disclosure of selling stockholders will be included in the preliminary prospectus.

33.	Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Alex Hsu and Bruce Alexander’s disclosure does not appear to fully account for the past five years with respect to his business experience.

Response: The disclosure of Bruce Alexander has been revised on page 67 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully suggests that the disclosure of Alex Hsu fully accounts for the past five years with respect to his business experience.

Stock Option Grants in Fiscal Year 2006, page 67

34.	The text preceding the table under this heading states that the table provides option exercise information. The table in this section, however, appears to reflect stock option grants as opposed to exercises.

Response: Page 71 of Amendment No. 1 has been revised in response to the Staff’s comment.

Aggregated Option Exercise in Fiscal Year 2006 and Year-End Option Values, page 68

35.	You state that the year-end option values are computed using the mid-point of the offering price range. As it appears the mid-point of the price range has not yet been selected, we would expect that the year-end values would not yet be determined. Please revise or advise.

December 13, 2006

Page Fifteen

Response: Page 72 of Amendment No. 1 has been revised in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 74

36.	Pursuant to Instruction 5 to Item 404(a) of Regulation S-K, please discuss the principle followed in determining the transaction prices in your arrangement with Ablecom, who made such determinations and whether the prices were similar to what would have been obtained in an arm’s-length transaction. In your response letter tell us the nature of the products and services that have been and may be sold under each of the development, production and service agreements with Ablecom. In your response letter, tell whether Ablecom sells the products or services provided to Super Micro to non-affiliated parties and whether it has price lists or standard prices that it charges to customers for products or services. Please provide similar disclosure with respect to Tatung.

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Underwriters, page 85

37.	Please disclose how the over-allotment option will be allocated between you and the selling stockholders.

Response: The Company supplementally advises the Staff that at this time the Company and the underwriters have not determined how the over-allotment will be allocated. Pending such decision, the cover page and underwriting section have been revised to be consistent. The Prospectus will be updated at such time as such determination is made and in any event prior to the distribution of a preliminary prospectus.

38.	Please disclose the circumstances under which Morgan Stanley and Merrill Lynch will either shorten or waive the lock-up arrangements of your officers, directors and stockholders.

Response: Morgan Stanley and Merrill Lynch have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and

December 13, 2006

Page Sixteen

that they grant waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Therefore, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Morgan Stanley and Merrill Lynch to waive lock-up restrictions in this transaction. The Company does not expect a waiver of the lock-up agreements from Morgan Stanley and Merrill Lynch. For this reason, the Company has not included any additional disclosure in response to the Staff’s comment.

Where You Can Find Additional Information, page 90

39.	Please update our contact information.

Response: Page 94 of Amendment No. 1 has been revised in response to the Staff’s comment.

Consolidated Financial Statements

40.	Effective November 13, 2006, the age of the financial statements does not satisfy the requirements of Article 3-12 (a) of Regulation S-X. Your registration statement must be updated to include financial statements for the interim period ending September 30, 2006.

Response: The Prospectus has been updated to include financial statements for the quarter ended September 30, 2006.

Report of Independent Registered Public Accounting Firm

41.	Amend your filing to include a manual or printed signature of the auditor’s firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Response: The revised Prospectus includes a printed signature of the Company’s independent registered public accounting firm on its audit report.

Stock Based Compensation, page F-9

42.	We note your disclosure that for options granted in fiscal year 2006, you determined the valuations at the end of each quarter, with the assistance of an unrelated valuation specialist. Since you did not obtain contemporaneous valuations performed by an unrelated valuation specialist as defined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation,

December 13, 2006

Page Seventeen

tell us and revise to disclose the following information related to issuances of equity instruments:

•	Discuss the assumptions and methodologies used in determining the fair value of the underlying common stock for fiscal year ending 2006; and

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated offering price.

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

43.	Tell us your proposed offering price, when you first initiated discussions with the underwriters and when the underwriters first communicated their estimated price range for your stock. In addition, provide us with updates for all equity-related transactions through the effective date of the registration statement and address how fair value of the underlying shares of common stock were determined.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company had been contacted by and had met with representatives of a number of investment banks in the ordinary course of business for a number of years. Specifically, the Company has had numerous introductory discussions with several investment bankers, including Morgan Stanley, Merrill Lynch, Needham, UBS Investment Bank, Goldman Sachs, JP Morgan and AG Edwards over the past two years.

In January 2006, Needham & Co. made a presentation to the Company which included a discussion regarding a potential time frame for an initial public offering and a potential valuation for the Company.

In March, April and May 2006, Morgan Stanley, Merrill Lynch, AG Edwards and UBS Investment Bank each made a presentation to describe their services to the Company.

In May 2006, the Company met with representatives of each of Morgan Stanley, Merrill Lynch, Needham, UBS Investment Bank and AG Edwards to bid for a role in the Company’s proposed initial public offering.

On June 27, 2006, the Company held its organizational meeting with members of the working group, which consisted of the underwriters listed in the Registration Statement, counsel for both the Company and the underwriters, and the Company’s independent accountants, Deloitte & Touche LLP.

December 13, 2006

Page Eighteen

Between June 27, 2006 and the date hereof, numerous meetings have been held in connection with the preparation of the Registration Statement. During this period, the Company has provided the underwriters with operating metrics and financial information, consisting of historical quarterly information and the Company’s financial projections for fiscal years 2007 and 2008. To date, the Company, in consultation with its underwriters, has not determined an estimate of the initial offering price per share and the size of the offering.

The Company refers the Staff to response to comment 42 with respect to subsequent option grants.

44.	In addition, if a third-party valuation specialist was used, please include the expert’s consent following Section 436(b) of Regulation C.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1 to clarify that management determined the fair value of the Company’s common stock and to set forth the factors and valuation methodology used in such determination.

Note 1. Organization and Summary of Significant Accounting

Revenue Recognition, page F-8

45.	Explain the nature of any multiple-element arrangements. In this regard, we note from your disclosure on page 57 that you provide customer support services. Tell us whether any of your multiple-element arrangements are subject to the separation criteria of EITF 00-21. If so, tell us the nature of the elements involved, the nature of the units of accounting that you account for as separate and discrete earnings processes and support for your conclusions that, among other things, the delivered items have value on a standalone basis. Explain your accounting treatment for each deliverable of your multiple-element arrangements. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

Response: The Company has considered its sales arrangements to determine if any multiple-element arrangements exist. Following is the Company’s consideration of customer support services, which are provided to all customers at no additional charge, and extended warranty services, which are offered to all customers for purchase at a separately stated price. No other potential multiple-element arrangements were identified.

December 13, 2006

Page Nineteen

The Company’s customer support services consist of website and 24-hour continuous direct phone-based support. This service is offered in connection with the limited warranty that is provided to all customers at no additional charge. The limited warranty provides that customers may obtain a Return Materials Authorization (“RMA”) to return defective products, which covers labor, parts and cross shipment costs during the warranty period. Upon experiencing a product problem, customers may utilize the Company’s website to seek solutions and/or contact customer support via the 24-hour support number to seek a solution to the product problem or obtain authorization for a return. For strategic direct and OEM customers, the Company provides a direct phone number to a specific individual technician. The Company believes that over 90% of such support calls occur within the first month of shipment and they relate to questions dealing with product functionality, installation and defective products. The Company considers the cost of providing this support a warranty-related cost and accrues for warranty costs at the time of sale in accordance with SFAS No. 5. The Company believes its disclosure of its warranty accounting policy and the required disclosures under Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to be adequate disclosure.

The Company also offers that customers may purchase at the time of sale an extended warranty contract at an additional cost. The Company accounts for such arrangements in accordance with Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, and FASB Technical Bulletin (“FTB”) 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.

EITF 00-21 identifies when separation of sales arrangements for revenue recognition purposes is appropriate. In an arrangement with multiple deliverables, EITF 00-21 requires that the delivered items be considered a separate unit of accounting if all the following are met:

•	the delivered items have value to the customer on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered items; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

December 13, 2006

Page Twenty

The Company considered each of these criteria as follows:

(a) Delivered items have value to the customer on a stand-alone basis

This condition is met for the products as it is considered to have standalone value because customers can purchase the Company’s products without the extended warranty. The extended warranty is offered to customers at their option to purchase.

(b) There is objective and reliable evidence of the fair value of the undelivered items

This condition is met for separation as there is evidence of the fair value of the extended warranty because it is priced and sold on a separate basis as described above. The Company maintains a separate price list for products and extended warranty. The extended warranty is offered to customers at their option to purchase. The extended warranty is charged to customers on a standalone basis.

(c) If the arrangement includes a general right of return relative to delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor

This condition is met as the arrangements do not include a general right of return.

Accordingly, the Company considered the extended warranty to be a separate unit of accounting apart from the product sale and applied FTB 90-1 to account for the recognition of revenue and costs associated with the extended warranty contracts. The amount of revenue recognized from such contracts was approximately $0, $24,000 and $96,000 for the fiscal years ended June 30, 2004, 2005 and 2006, respectively. Given the immateriality of this revenue, the Company does not consider further disclosure in its financial statements to be necessary.

46.	Provide your analysis regarding whether the embedded software in your products is incidental to your products. Your response should address in detail each of the indicators outlined in footnote 2 of SOP 97-2, as amended. In this regard, indicate whether you offer any upgrades to the embedded software subsequent to delivery. If so, tell us how you distinguish between upgrades and bug fixes in evaluating this indicator. Further, indicate whether the software development costs are incurred for both the development of new products and enhancements or upgrades. If so, please indicate the amount incurred for each development activity in 2006 and 2007. We may have further comments.

December 13, 2006

Page Twenty-one

Response: [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Recently Issued Accounting Standards, page F-12

47.	Since Ablecom is a related party to the company due to ownership interests held by related party owners, provide your analysis that evaluates the impact of the related parties under paragraphs 16 and 17 of FIN 46R in identifying the primary beneficiary of the variable interest entity. Specifically, address paragraph 17(b) of FIN 46R as it seems that a substantial majority of Ablecom’s net sales are due to its relationship with the company. In this regard, it appears that your company is “closely associated with the variable interest entity.” Please advise.

Response: The Company supplementally advises the Staff that the Company determined that Ablecom is a variable interest entity in part based on an understanding that Ablecom has entered into a substantial financing arrangement with a third party bank to expand its activities. That financing is below investment grade and requires that certain shareholders of Ablecom (Steve Liang, the CEO of Ablecom, and his wife) provide a personal guarantee of that financing arrangement as well as place a substantial amount of cash on deposit as collateral. The Company believes that arrangement provides reasonable qualitative evidence to support a conclusion that the financing is a form of subordinated financial support beyond the equity investment at risk and that Ablecom, therefore, is a variable interest entity.

The Company concluded that, consistent with the definition of related parties in FAS 57 and the guidance on de facto agents in FIN 46R, the related parties that the Company must consider in evaluating whether it is the primary beneficiary under paragraphs 16 and 17 of FIN 46R include Charles Liang and members of his immediate family. Charles Liang and members of his immediate family hold approximately 30 percent of the Company’s voting stock and hold approximately 31 percent of the voting stock of Ablecom, causing them to be related parties under FAS 57. We note that these shareholdings allow the Charles Liang family group to significantly influence, but not control, both the Company and Ablecom.

The Company believes that none of the other holders of variable interests in Ablecom (e.g., other shareholders of Ablecom and the bank that provided Ablecom’s financing) would be considered related parties of the Company. The Company considered whether Steve Liang and his immediate family (including his wife and children) should be considered related parties of the Company under FAS 57. Based on guidance in EITF

December 13, 2006

Page Twenty-two

Issue 02-5, “Definition of Common Control in Relation to FASB Statement No. 141” (EITF Issue 02-5), Steve Liang would not be considered a member of the immediate family of Charles Liang. Steve Liang and his family hold approximately 4.5 percent of the Company’s stock and would not be considered a principal shareholder. Further, Steve Liang is not an employee or a member of the Company’s Board of Directors, nor would he (or his family group) be considered a de facto agent of the Company based on the other considerations in paragraph 16 of FIN 46R. Therefore, the Company did not include variable interests in Ablecom held by Steve Liang and his immediate family in its consideration of whether the Company is the primary beneficiary under FIN 46R. Nonetheless, the Company believes that if Steve Liang and his immediate family were considered related parties, the analysis of whether the Company is the primary beneficiary as described below would not change (as described below).

Paragraph 17 of FIN 46R requires that if the combined interests of a related party group absorb a majority of the expected losses of the entity, the party within a related party group that is the most closely associated with the VIE be identified as the primary beneficiary. The parties under consideration for this analysis are the Company and Charles Liang and his immediate family members based on an analysis of each of their explicit variable interests—for the Company, the Design and Manufacturing Agreement (see discussion under the response to comment 36); for Charles Liang and his immediate family, their aggregate equity interests. Paragraph 17 of FIN 46R states, in part:

If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a. The existence of a principal-agency relationship between parties within the related party group

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

c. A party’s exposure to the expected losses of the variable interest entity

December 13, 2006

Page Twenty-three

d. The design of the variable interest entity.

The Company’s evaluation of each of those factors is as follows:

a. The existence of a principal-agency relationship between parties within the related party group

There is no express or implied principal-agency relationship between the Company and the Charles Liang family. The Company and Ablecom are not under common control, and the existence of unrelated shareholders in both the Company and in Ablecom creates a fiduciary responsibility under corporate law for the Company to conduct its dealings with Ablecom consistent with that fiduciary duty to unrelated parties.

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

A substantial portion of Ablecom’s business is with the Company and Ablecom’s activities are significant to the Company. However, Ablecom and its subsidiaries also conduct significant activities with parties unrelated to the Company, and Ablecom outsources a portion of its design and manufacturing services to unrelated third parties. Further, when looking at the relationship and significance of Ablecom’s activities to the Charles Liang family (the other parties in the related party group), the activities of Ablecom would be significant to those parties from the standpoint of their ownership interests (this is also captured in evaluation of 17(c) below). Although not determinative, on balance, this condition may point toward a conclusion that the Company may be the primary beneficiary.

c. A party’s exposure to the expected losses of the variable interest entity

The Company’s exposure to expected losses arises from the Design and Manufacturing Services Agreements. This exposure is very small, and relates to circumstances in which the Company does not meet minimum quantity purchases, which are established at the outset of each such agreement. Historically, the Company has always met (far exceeded) its minimum purchase quantities. The vast majority of the expected losses of the related party group are absorbed by the substantial equity investments held by Charles Liang and his wife and their children through their equity interests. The Company also notes that parties outside of the related party group (including other shareholders of Ablecom and the bank that has provided financing to Ablecom) have significant exposure to the expected losses of Ablecom. The Company further evaluated whether or not the Company held any implicit variable interests in Ablecom that would cause it to absorb

December 13, 2006

Page Twenty-four

expected losses beyond its explicit interests. The Company concluded that no such implicit arrangements exist, and, in fact, determined that such an arrangement would (1) be contrary to corporate law in the Company’s state of incorporation and (2) would constitute a breach of the Board of Directors’ fiduciary responsibility to unrelated shareholders (approximately 66 percent of our shares are held by unrelated parties). Therefore, this condition points toward a conclusion that the Company may not be the primary beneficiary.

d. The design of the variable interest entity

Ablecom was initially formed to serve as an outsourced manufacturer for the Company and initially generated all of its revenues from the Company. However, at the date of analysis under FIN 46R, Ablecom has subsequently expanded its activities to include a significant amount of revenue with third parties for its own benefit. Further, Ablecom has substantial subcontracting arrangements with third parties to fulfill design and manufacturing of products. These activities are not designed for the benefit of and are not controlled or influenced by the Company. The Company does not believe this condition is conclusive. It may point toward a conclusion that the Company may be the primary beneficiary due to the initial design of Ablecom, however, the Company notes that the decision to expand activities (which would constitute a reconsideration event under paragraph 7 of FIN 46R and, thus, a “redesign” of the entity) did not involve the Company, nor is the Company consulted on such matters.

Although a substantial portion of Ablecom’s business is conducted with the Company, an important element of concluding which party in a related party group should consolidate a VIE depends on the relative weighting of each indicator. Factors should be weighted based on individual facts and circumstances—no factor in paragraph 17 is determinative, and more relative weighting of one factor may be required based on the nature of the transaction and the related party relationship.

The Company notes that the underlying model in FIN 46R for determining the primary beneficiary is based on identifying the party that absorbs a majority of the expected losses. In a related party relationship, the Company understands that the application of paragraphs 16 and 17 are intended to identify the primary beneficiary primarily in circumstances in which it may not be clear based on an examination of how the expected losses are absorbed through the explicit variable interests held by the various related parties. In particular, paragraph E 38 of FIN 46R states:

December 13, 2006

Page Twenty-five

An enterprise and its affiliates, managers, agents, and other related parties may work as a group to establish and manage a variable interest entity even if no single party in the group meets the conditions in paragraph 14 of this Interpretation. Paragraph 16 includes a provision intended to prevent a variable interest holder from avoiding consolidation of a variable interest entity by arranging to protect its interest or indirectly expand its holdings through other parties.

The Company and the Charles Liang family do not work as a group in managing Ablecom. Ablecom is managed independently by Steve Liang, and, although the Charles Liang family can influence its operating decisions, it does not control them. Further, the Company itself has no direct involvement in the operating and financial policies of Ablecom (further evidenced by the fact that Ablecom has expanded operations and raised bank financing without directly or indirectly involving the Company). The Company has not arranged to protect its interest or to indirectly expand its holdings in Ablecom through its related parties, nor is it seeking to avoid consolidation of an entity that it otherwise should consolidate based on either voting control (or, for example, by having control over related parties that could control Ablecom—such relationships do not exist) or through an exposure to a majority of Ablecom’s expected losses (e.g., by implicitly protecting related parties from expected losses). Consequently, because the fundamental FIN 46R model is intended to identify the primary beneficiary based on absorption of expected losses, we believe that this factor (in paragraph 17(c)) requires significant weighting in the evaluation of the factors in paragraph 17.

The Company notes that the Company’s exposure to expected losses of Ablecom is very small and the Company provides no additional support either implicitly or explicitly to other holders of variable interests in Ablecom. In conducting business with Ablecom, the costs associated with each product designed under the Design and Manufacturing Services Agreements are separately negotiated based on market conditions existing at the time of the agreement, and purchase price per unit of product manufactured by Ablecom is priced on a purchase order by purchase order basis. The Company’s exposure to expected losses is insignificant compared to Ablecom’s aggregate expected losses. Conversely, the equity interests held by Charles Liang and his immediate family represent the most subordinate level of interest in Ablecom. The disparity between the exposure to expected losses of the various parties is significant and would point toward the equity holders as being the primary beneficiary. Therefore, the Company believes that a greater relative weighting should be given to condition (c) of paragraph 17.

On balance, the Company believes that the two factors that carry the most weight in determining the primary beneficiary would be those in paragraphs 17(b) and 17(c).

December 13, 2006

Page Twenty-six

Given the facts and circumstances and the Company’s evaluation of the nature of the related party relationships, the Company placed greater weight on paragraph 17(c) and has concluded that the Company is not the party most closely associated with Ablecom. Therefore, the Company does not believe that it is Ablecom’s primary beneficiary.

As noted above, Steve Liang is not a de facto agent of the Company under paragraph 16 of FIN 46R, and the Company, based on guidance in EITF Issue 02-5, does not believe there is a presumption that Steve Liang should be a related party of the Company under FAS 57 by virtue of the sibling relationship (that is, it is not clear that such a relationship would require Steve Liang to be considered a member of the “immediate family” of the Company’s principal owners or the Company’s management). There is no evidence that the actions of Steve Liang and his immediate family as shareholders or management of Ablecom are controlled or influenced because of the family relationship with Charles Liang and his immediate family. The Company received representations from Charles Liang and his wife, Sara Liang, to this effect, and the conduct of business at Ablecom does not involve the Company.

The Company also determined that it has not provided an implicit guarantee for Steve Liang’s exposure to expected losses through his equity and guarantee of Ablecom’s debt. Therefore, the Company has not included the holdings of Steve Liang in the above analysis of the holdings for the related party group. Nonetheless, the Company believes that if Steve Liang’s interests were included in the analysis above, the conclusions would not be different. In particular, there is no evidence to support a determination that the Company would fund any losses incurred by Charles Liang and his immediate family or Steve Liang and his immediate family. Therefore, the equity of Ablecom and the debt guarantee provided by Steve Liang absorb virtually all of the expected losses of Ablecom directly, and the Company is not exposed to those losses.

Note 7. Related-party and Other Transactions, page F-16

48.	Revise to provide the disclosure outlined in paragraph 24 of FIN 46R that have not been disclosed in this footnote.

Response: The Company has revised pages F-19 through 21 of Amendment No. 1 in response to the Staff’s comment.

49.	We note the related party transaction disclosures for Ablecom and Tatung as of and for the periods ending June 30, 2005 and 2006. Revise your disclosure to present information for three full fiscal years and any subsequent period. Ensure that your disclosure includes the terms and manner of settlement of all the related party receivables and payables as required by paragraph 2(d) of SFAS 57.

December 13, 2006

Page Twenty-seven

Response: The Company has revised pages F-19 through F-21 of Amendment No. 1 in response to the Staff’s comment.

Item 15. Recent Sales of Unregistered Securities

50.	This section should address unregistered securities issuances during the past three years. However, you refer to the period “since our inception.” Please revise. Please format the transactions you discuss in a way that facilitates comparison to the stock and option issuances disclosed in the statement of stockholders’ equity and the financial statement notes. Please describe the factual basis for your reliance on Section 4(2) of the Securities Act for the issuance of stock upon exercise of stock options granted outside your 1998 plan. Please specifically state whether the purchasers were sophisticated with access to information or accredited. Indicate the number of purchasers in each transaction, or more specifically identify the purchasers.

Response: The disclosure has been revised on page II-2 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff that the number of persons granted options and who exercised options during the period in question were 372 and 22, respectively.

51.	It appears that your grants of stock options should also be discussed in this section.

Response: The disclosure has been revised on page II-2 of Amendment No. 1 in response to the Staff’s comment.

December 13, 2006

Page Twenty-eight

*  *  *  *  *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (650) 833-2036 or my colleague David Hubb at (650) 833-2164 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper US LLP

/s/ Peter M. Astiz

Peter M. Astiz

peter.astiz@dlapiper.com

PMA:hmm

cc:	Mr. Mark P. Shuman
Mr. Daniel Lee
Mr. Jason Niethamer
Mr. Stephen Krikorian
Mr. Charles Liang (Super Micro Computer, Inc.)
Mr. Howard Hideshima (Super Micro Computer, Inc.)

EXHIBIT A

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED

SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

EXHIBIT B

(AMOUNT IN THOUSANDS)

SHIP TO COUNTRY	REGION	FY06 TOTAL	%
USA	USA	177,024	58.5%
UK	UK	16,044	5.3%
GERMANY	GERMANY	27,062	8.9%
AUSTRIA	REST OF EUROPE	580	0.2%
BELGIUM	REST OF EUROPE	1,899	0.6%
BULGARIA	REST OF EUROPE	351	0.1%
CROATIA	REST OF EUROPE	90	0.0%
CZECH REPUBLIC	REST OF EUROPE	1,756	0.6%
DENMARK	REST OF EUROPE	611	0.2%
ESTONIA	REST OF EUROPE	8	0.0%
FINLAND	REST OF EUROPE	7,274	2.4%
FRANCE	REST OF EUROPE	4,443	1.5%
GREECE	REST OF EUROPE	89	0.0%
HUNGARY	REST OF EUROPE	747	0.2%
IRELAND	REST OF EUROPE	4,077	1.3%
ITALY	REST OF EUROPE	6,661	2.2%
LATVIA	REST OF EUROPE	323	0.1%
LIECHTENSTEIN	REST OF EUROPE	10	0.0%
LITHUANIA	REST OF EUROPE	9	0.0%
MALTA	REST OF EUROPE	0	0.0%
NETHERLANDS	REST OF EUROPE	4,941	1.6%
NORWAY	REST OF EUROPE	591	0.2%
POLAND	REST OF EUROPE	901	0.3%
PORTUGAL	REST OF EUROPE	470	0.2%
ROMANIA	REST OF EUROPE	555	0.2%
RUSSIA	REST OF EUROPE	987	0.3%
SAINT DENIS	REST OF EUROPE	3	0.0%
SPAIN	REST OF EUROPE	2,994	1.0%
SLOVENIA	REST OF EUROPE	107	0.0%
SLOVAKIA	REST OF EUROPE	32	0.0%
SWEDEN	REST OF EUROPE	525	0.2%
SWITZERLAND	REST OF EUROPE	116	0.0%
TURKEY	REST OF EUROPE	82	0.0%
U.A.E.	REST OF EUROPE	563	0.2%
UKRAINE	REST OF EUROPE	312	0.1%
YUGOSLAVIA	REST OF EUROPE	115	0.0%
ARMENIA	ASIA	41	0.0%
CHINA	ASIA	2,791	0.9%
HONG KONG	ASIA	2,931	1.0%
INDIA	ASIA	2,089	0.7%
INDONESIA	ASIA	126	0.0%
ISRAEL	ASIA	5,398	1.8%
JAPAN	ASIA	9,409	3.1%
KAZAKSTAN	ASIA	75	0.0%
SOUTH KOREA	ASIA	3,501	1.2%

(AMOUNT IN THOUSANDS)

SHIP TO COUNTRY	REGION	FY06 TOTAL	%
MALAYSIA	ASIA	68	0.0%
MONGONIA	ASIA	12	0.0%
PAKISTAN	ASIA	16	0.0%
PHILIPPINES	ASIA	263	0.1%
SINGAPORE	ASIA	1,566	0.5%
SRILANKA	ASIA	2	0.0%
TAIWAN	ASIA	4,592	1.5%
THAILAND	ASIA	250	0.1%
VIETNAM	ASIA	86	0.0%
ARGENTINA	OTHER	1	0.0%
AUSTRALIA	OTHER	441	0.1%
BAHAMAS	OTHER	0	0.0%
BRAZIL	OTHER	2,014	0.7%
CANADA	OTHER	3,119	1.0%
CHILE	OTHER	12	0.0%
COLOMBIA	OTHER	668	0.2%
COSTA RICA	OTHER	0	0.0%
CYPRUS	OTHER	36	0.0%
ECUADOR	OTHER	1	0.0%
MEXICO	OTHER	325	0.1%
NEW ZEALAND	OTHER	124	0.0%
PERU	OTHER	0	0.0%
PUERTO RICO	OTHER	1	0.0%
SOUTH AFRICA	OTHER	231	0.1%
ST. VINCENT	OTHER	0	0.0%

	TOTAL	302,541	100.0%